Exhibit 99.2

POWERBANK CORPORATION
(the “Corporation”)
Annual General Meeting of Shareholders
October 29, 2026

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	8,367,677
Total issued and outstanding Common Shares as at record date:	61,878,420
Percentage of issued and outstanding Common Shares represented:	13.52%

General Business

1.	Deloitte LLP, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

2.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

●	Dr. Richard Lu
●	Matthew Wayrynen
●	Paul Pasalic
●	Paul Sparkes
●	Chelsea Nickles

3.	A special resolution was passed approving the amendment to the articles of the Corporation, as amended to provide that: (i) the authorized capital of the Corporation be altered by consolidating all of the issued and outstanding Common Shares on the basis of a ratio to be determined by the Board, in its sole discretion, within a range of one post-consolidation share for every ten to thirty outstanding pre-consolidation shares, at any time prior to October 29, 2027, with the exact ratio to be set at a whole number within this range by the Board in its sole discretion and applicable for all of the Common Shares; and (ii) any fractional shares arising from the consolidation of the Common Shares will be deemed to have been tendered by its registered owner to the Corporation for cancellation for no consideration.

4.	No other business was voted upon at the Meeting.

Dated: October 29, 2026